UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549 SCHEDULE 13G

(Amendment No. )*

Under the Securities Exchange Act of 1934

HMN Financial, Inc.

(Name of Issuer)

Common Stock

(Titles of Class of Securities)

40424G108

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40424G108	13G	Page 2 of 12

1	NAME OF REPORTING PERSON Fourthstone LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Missouri
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 403,885
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 428,885
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 428,885
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.9% (1)
12	TYPE OF REPORTING PERSON IA

(1)  Based on 4,824,413 shares of Common Stock (as defined below) of the Issuer (as defined below) outstanding as of October 26, 2018, based on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (“Commission”) on November 2, 2018.

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CUSIP No. 40424G108	13G	Page 3 of 12

1	NAME OF REPORTING PERSON Fourthstone Master Opportunity Fund Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 365,399
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 365,399
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 365,399
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.6% (2)
12	TYPE OF REPORTING PERSON OO

(2)   Based on 4,824,413 shares of Common Stock (as defined below) of the Issuer (as defined below) outstanding as of October 26, 2018, based on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (“Commission”) on November 2, 2018.

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CUSIP No. 40424G108	13G	Page 4 of 12

1	NAME OF REPORTING PERSON Fourthstone GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Missouri
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 38,486
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 38,486
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,486
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.8% (3)
12	TYPE OF REPORTING PERSON OO

(3)   Based on 4,824,413 shares of Common Stock (as defined below) of the Issuer (as defined below) outstanding as of October 26, 2018, based on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (“Commission”) on November 2, 2018. Fourthstone GP LLC is the general partner of, and may be deemed to beneficially own securities owned by, Fourthstone QP Opportunity Fund LP.

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CUSIP No. 40424G108	13G	Page 5 of 12

1	NAME OF REPORTING PERSON Fourthstone QP Opportunity Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 38,486
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 38,486
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,486
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.8% (4)
12	TYPE OF REPORTING PERSON PN

(4)   Based on 4,824,413 shares of Common Stock (as defined below) of the Issuer (as defined below) outstanding as of October 26, 2018, based on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (“Commission”) on November 2, 2018.

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CUSIP No. 40424G108	13G	Page 6 of 12

1	NAME OF REPORTING PERSON Louis P. Stone IV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 423,896
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 428,885
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 428,885
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.9% (5)
12	TYPE OF REPORTING PERSON IN

(5)   Based on 4,824,413 shares of Common Stock (as defined below) of the Issuer (as defined below) outstanding as of October 26, 2018, based on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (“Commission”) on November 2, 2018. Fourthstone LLC is wholly owned and controlled by Louis P. Stone IV who may be deemed to share voting and dispositive power with respect to shares held by Fourthstone LLC.

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CUSIP No. 40424G108	13G	Page 7 of 12

1	NAME OF REPORTING PERSON Amy M. Stone
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 423,896
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 428,885
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 428,885
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.9% (6)
12	TYPE OF REPORTING PERSON IN

(6)	Based on 4,824,413 shares of Common Stock (as defined below) of the Issuer (as defined below) outstanding as of October 26, 2018, based on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (“Commission”) on November 2, 2018. As President of Fourthstone LLC, Amy M. Stone may be deemed to share voting and dispositive power with respect to shares held by Fourthstone LLC.

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CUSIP No. 40424G108	13G	Page 8 of 12

1	NAME OF REPORTING PERSON Michael Repole
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 25,000
	6	SHARED VOTING POWER - 0 -
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 25,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.5% (7)
12	TYPE OF REPORTING PERSON IN

(7)	Based on 4,824,413 shares of Common Stock (as defined below) of the Issuer (as defined below) outstanding as of October 26, 2018, based on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (“Commission”) on November 2, 2018.

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CUSIP No. 40424G108	13G	Page 9 of 12

Item 1(a).	Name of Issuer:

HMN Financial, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1016 Civic Center Drive Northwest Rochester, MN 55901

Item 2(a).	Name of Person Filing:

This Schedule 13G is being filed by Fourthstone LLC, a Missouri Limited Liability Company and Investment Adviser (“Fourthstone”). The persons reporting information on this Schedule 13G include, in addition to Fourthstone, a company incorporated in the Cayman Islands (“Fourthstone Master Opportunity Fund”), a Delaware Limited Partnership (“Fourthstone QP Opportunity”), a Missouri Limited Liability Company (“Fourthstone GP,” General Partner of Fourthstone QP Opportunity), Louis P. Stone IV and Michael Repole (each, a “Reporting Person” and, together, the “Reporting Persons”).

Fourthstone directly holds 428,885 shares of Common Stock on behalf of its advisory clients; Mrs. Amy M. Stone directly holds 19,011 shares of Common Stock, as well as Power of Attorney over an additional 1,000 shares of Common Stock. Each of the Reporting Persons listed in this filing certify the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that effect.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is as follows:

The registered office of Fourthstone LLC, Fourthstone Master Opportunity Fund Ltd., Fourthstone GP LLC, Fourthstone QP Opportunity Fund LP, and Mr. Louis P. Stone IV is 13476 Clayton Road, St Louis, MO 63131.

The executive office of Mr. Michael Repole is Driven Capital Management, 17-20 Whitestone Expwy, Suite 501, Whitestone, NY 11357.

Item 2(c).	Citizenship:

See response to Item 4 of each of the cover pages.

Item 2(d).	Titles of Classes of Securities:

Common Stock

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Item 2(e).	CUSIP Number:

40424G108

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐ Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐ Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐ Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐ Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (13 U.S.C. 1813).

(i)	☐ Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3).

(j)	☐ Non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

(k)	☐ Group in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: _______________

Item 4.	Ownership

(a)	Amount Beneficially Owned:

See responses to Item 9 on each cover page.

(b)	Percent of Class:

See responses to Item 11 on each cover page.

(c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote: See responses to Item 5 on each cover page.
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(ii)	Shared power to vote or to direct the vote: See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of: See responses to Item 8 on each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

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CUSIP No. 40424G108	13G	Page 12 of 12

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2019

Fourthstone LLC

By:	/s/ Amy M. Stone
Name:	Amy M. Stone
Title:	President

Fourthstone Master Opportunity Fund Ltd

By:	/s/ Amy M. Stone
Name:	Amy M. Stone
Title:	President

Fourthstone QP Opportunity Fund LP

By:	Fourthstone GP LLC, its General Partner

By:	/s/ Amy M. Stone
Name:	Amy M. Stone
Title:	President

Amy M. Stone

By:	/s/ Amy M. Stone
Name:	Amy M. Stone

Louis P. Stone IV

By:	/s/ Louis P. Stone IV
Name:	Louis P. Stone IV

Michael Repole

By:	/s/ Michael Repole
Name:	Michael Repole

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